UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-33113

EFUTURE INFORMATION TECHNOLOGY INC.
(Translation of registrant’s name into English)

Room A1103, A1105, A1106-07, Building A, Chengjian Plaza
No. 18 Beitaipingzhuang Road
Haidian District
Beijing 100088, People’s Republic of China
86-10-50916123
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____________

Effective on July 1, 2015, Dehong Yang, the president of eFuture Information Technology Inc. (the “Company”) resigned from the Company due to personal reasons. Mr. Yang’s resignation as the president was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Board of Directors of the Company determined that the duties and responsibilities previously handled by Mr. Yang, will be transferred to Mr. David Ren, the CEO, and the position of president will not be filled.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EFUTURE INFORMATION TECHNOLOGY INC. (Registrant)

Date: June 19, 2015	By:	/s/ David Ren
David Ren
Chief Executive Officer